UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(July 26, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Quarter ended June 30, 2006, $1 million equity financing

2.

Financial Statements for the Three Months and Six Months ended June 30, 2006

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended June 30, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: July 26, 2006

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Second Quarter 2006 Financial Results

Q2 Quarterly Revenues Up 45%, Net Loss Reduced By 49%

Company Closes Additional US$1.0 Million Private Placement

TORONTO, Canada, July 26, 2006 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile-enabled personal authentication and security solutions, today announced its financial results for its second quarter of 2006.  During the second quarter of 2006 Diversinet successfully closed US$4.0 million in new funding, realigned it board of directors with two new appointments and continued its strategic focus on building a distribution network for the mass-market provisioning and management of its MobiSecure™ soft tokens.

Revenues for the quarter were $476,000, up 45 percent compared to $330,000 in the second quarter of 2005.  Revenues for the six months ended June 30, 2006 were $950,000, up 39 percent from $684,000 in 2005.  Cash used in continuing operations for the quarter was $726,000 compared to $661,000 in 2005.  Cash used in continuing operations for the six months ended June 30, 2006 was $1,132,000 compared to $1,271,000 in 2005.  All dollar amounts are in U.S. dollars.

The net loss for the second quarter of 2006 was $747,000, or $0.03 per share, compared to a net loss of $1,458,000 or $0.08 per share in the second quarter of 2005.  Included in the second quarter net loss are stock-based compensation, depreciation and amortization of $286,000 ($522,000 in Q2 2005).  The net loss for the six months ended June 30, 2006 was $1,469,000, or $0.06 per share, compared to a net loss of $2,757,000 or $0.14 per share for the comparable period in 2005.  Included in the six month net loss are stock-based compensation, depreciation and amortization of $555,000 ($933,000 in 2005).  Cash and cash equivalents at June 30, 2006 were $4,213,000 compared to $1,356,000 at December 31, 2005.

During the second quarter, Diversinet completed an equity financing through the sale and issue of 6,680,001 units by way of private placement at $0.60 per unit for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, for a period of up to two years from June 30, 2006.

Second quarter 2006 channel and customer highlights include:

•

The company successfully closed $4.0 million in new funding through a private placement led by Albert E. Wahbe, a former senior executive at Scotiabank, with a US$2.76 million personal investment.  The company will use this funding for working capital purposes and general operations.

•

Mr. Wahbe joined the Diversinet Corp. board of directors as chairman, and will provide sales and business development services for Diversinet.  Mr. Ravi Chiruvolu also joined the Diversinet board.  Mr. Chiruvolu is an MIT engineer, a Harvard MBA and a seasoned venture capitalist with experience in working with small cap management teams to increase overall shareholder returns.

•

The company entered into a partnership with ECONZ Wireless, a leading global developer of mobile software solutions for business and consumer markets, to integrate and extend the MobiSecure BREW® client into current and future ECONZ Wireless applications for sale worldwide through ECONZ Wireless mobile carrier partners.  The two companies also demonstrated BREW versions of their mobile-enabled two-factor authentication solution at BREW 2006 conference in San Diego.

•

The company entered into a partnership agreement with Infosec Co., Ltd., a leading Korean global e-security integrator and an affiliate as well as a security partner of the SK Group (“SK Infosec”), to distribute Diversinet’s OATH-compliant MobiSecure software tokens and MobiSecure Authentication Service Center (MASC) provisioning service in Korea.  SK Infosec will market Diversinet’s products and services both within the SK Group family of companies and to the Korean market at large.

In addition to the recent $4.0 million financing announcement on July 6, 2006, the Company today announced that it successfully closed an additional U.S.$1 million in new funding through a private placement.  Funding will be provided through the sale and issue of 1,538,463 units by way of private placement at U.S.$0.65 per unit for gross proceeds of U.S.$1,000,000.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share at a price of U.S.$1.00, for a period of up to two years from July 26, 2006.  The company will use this funding for working capital purposes and general operations.

“The liquidity achieved through the successful closing of these two fundings is a significant milestone for Diversinet, providing us with the resources we need to continue on our path to profitability and to becoming a significant force in the mobile security marketplace,” said Nagy Moustafa, chief executive officer of Diversinet.  “We are excited to have a seasoned veteran like Albert Wahbe helping lead us through this exciting transitional period and beyond.”

After completion of the private placement, there are approximately 32,771,401 shares issued and outstanding, and 46,119,408 shares on a fully diluted basis.  The common shares, warrants and warrant shares forming part of the units cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.  This press release does not represent an offer to buy or to sell any securities.

About Diversinet

Diversinet is a leading provider of mobile-enabled personal authentication and security solutions for the wireless world. The company’s software and services protect a user’s identity and provide secure access for new, innovative consumer and business applications using a variety of mobile phones, personal digital assistants (PDAs) and personal computers. Diversinet’s highly scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services that leverage the more than 2.5 billion mobile devices and PCs deployed today. The Diversinet MobiSecure suite of mobile tokens and MASC offerings are available on all intelligent mobile device platforms, including Microsoft, RIM, Symbian, Palm, BREW, and Java-based phones, as well as personal computers running the Windows operating system. For more information about Diversinet Corp. visit www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]
	June 30	December 31
	2006	2005
	$	$
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	4,212,917	1,355,562
Accounts receivable	79,303	66,039
Other receivables	-	1,266
Unbilled contract revenues	249,905	-
Prepaid expenses	74,770	117,245
Total current assets	4,616,895	1,540,112
Capital assets, net	398,879	473,010
Total assets	5,015,774	2,013,122

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	201,587	153,100
Accrued liabilities	237,682	226,679
Deferred revenue	21,000	79,000
Total current liabilities	460,269	458,779

Shareholders’ equity
Share capital	54,402,811	54,347,652
Share capital subscribed but unissued	2,868,259	-
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	2,468,390	2,500,977
Share purchase warrants subscribed but unissued	1,139,741	-
Contributed surplus	2,960,926	2,521,422
Deficit	(57,763,901)	(56,294,987)
Total shareholders’ equity	4,555,505	1,554,343
Total liabilities and shareholders’ equity	5,015,774	2,013,122

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

	$	$	$	$

REVENUE	476,862	329,514	949,848	683,925
Cost of sales	395,787	216,270	745,559	461,738
Gross margin	81,075	113,244	204,289	222,187

EXPENSES
Research and development	140,090	303,607	172,807	581,154
Sales and marketing	169,208	352,227	399,616	668,962
General and administrative	482,031	747,963	1,032,656	1,262,023
Depreciation and amortization	39,495	177,408	78,773	351,695
	830,824	1,581,205	1,683,852	2,863,834
Loss before the following	(749,749)	(1,467,961)	(1,479,563)	(2,641,647)
Foreign exchange loss (gain)	3,500	(11,441)	7,610	(18,527)
Interest income	(6,254)	(3,716)	(18,259)	(12,665)
Loss from continuing operations	(746,995)	(1,452,804)	(1,468,914)	(2,610,455)
Loss from discontinued operations (note 2)	-	(5,195)	-	(146,769)
Loss for the period	(746,995)	(1,457,999)	(1,468,914)	(2,757,224)

Deficit, beginning of period	(57,016,906)	(50,484,716)	(56,294,987)	(49,185,491)
Loss for the period	(746,995)	(1,457,999)	(1,468,914)	(2,757,224)
Deficit, end of period	(57,763,901)	(51,942,715)	(57,763,901)	(51,942,715)

Loss per share
Basic and diluted loss per share from continuing operations	(0.03)	(0.08)	(0.06)	(0.14)
Basic and diluted loss per share	(0.03)	(0.08)	(0.06)	(0.14)
Weighted average common shares outstanding	24,394,530	19,247,556	24,361,009	19,213,493

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States dollars)
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$

OPERATING ACTIVITIES
Loss from continuing operations	(746,995)	(1,452,804)	(1,468,914)	(2,610,455)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	39,495	177,408	78,773	351,695
Stock-based compensation expense	246,128	344,681	476,126	580,833
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	1,985	99,958	(11,998)	84,813
Prepaid expenses	10,852	18,883	42,475	36,702
Unbilled contract revenues	(227,477)	-	(249,905)	-
Accounts payable and accrued liabilities	(26,651)	115,834	59,490	75,071
Deferred revenue	(23,000)	35,000	(58,000)	31,157
Cash used in continuing operations	(725,663)	(661,040)	(1,131,953)	(1,450,184)
Cash provided by (used in) discontinued operations	-	(30,179)	-	179,036
Cash used in operations	(725,663)	(691,219)	(1,131,953)	(1,271,148)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash, net of costs	3,990,650	(71,191)	3,993,950	(55,691)
Notes payable	-	-	-	(4,611)
Cash provided by (used in) financing activities	3,990,650	(71,191)	3,993,950	(60,302)

INVESTING ACTIVITIES
Decrease in short-term investments	-	594,273	-	1,094,068
Net addition of capital assets	(2,896)	(37,571)	(4,642)	(39,820)
Cash provided by (used in) investing activities	(2,896)	556,702	(4,642)	1,054,248

Net increase (decrease) in cash and cash equivalents during the period	3,262,091	(205,708)	2,857,355	(277,202)

Cash and cash equivalents, beginning of the period	950,826	652,004	1,355,562	723,498

Cash and cash equivalents, end of the period	4,212,917	446,296	4,212,917	446,296

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three and six month ended June 30, 2006

Diversinet Corp. (the “Company”), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services for the mobile data eco-system.

1. Significant accounting policies
a) Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, on a consistent basis with the December 31, 2005 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2006 and the statements of loss and deficit and cash flows for the three and six months ended June 30, 2006 and June 30, 2005, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005.

2. Discontinued operations
		Three months ended June 30		Six months ended June 30
Statement of Operations		2006 $	2005 $	2006 $	2005 $
Revenue		-	-	-	453,807
Expenses		-	5,195	-	504,885
Loss from discontinued operations		-	(5,195)	-	(51,078)
Loss on disposition of discontinued operations		-	-	-	(95,691)
Loss from discontinued operations		-	(5,195)	-	(146,769)
Loss per share from discontinued operations		-	(0.00)	-	(0.01)
There is no impact on the consolidated balance sheet for the periods presented. The loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242.
3. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at June 30, 2006, 100% (79% - 2005) of the capital assets were located in Canada and nil% (21% - 2005) were located in the United States.  For the six month period ended June 30, 2006, three customers contributed 67%, 16% and 10% of the total revenue.  For the six month period ending June 30, 2005, three customers contributed 55% and 35% and 7% of the total revenue.

		Three months ended June 30		Six months ended June 30
Revenue is attributable to geographic location		2006	2005	2006	2005
based on the location of the customer, as follows:		$	$	$	$
	United States	412,362	299,514	777,274	636,700
	Asia	54,500	30,000	138,000	47,225
	Canada	-	-	24,574	-
	Other	10,000	-	10,000	-
		476,862	329,514	949,848	683,925

4. Share capital
As at June 30, 2006 the following were outstanding, including subscribed but unissued:
Number of common shares					31,136,785
Number of warrants					8,826,430
Number of common share options granted and outstanding under the Company’s stock option plan					2,886,959

Options outstanding
Range of exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining life	Options exercisable	Weighted average exercise price
$0.37 - $0.70	2,418,186	$0.42	3.7 years	1,307,673	$0.43
$1.50 - $15.30	468,773	$3.08	2.1 years	435,440	$3.17
	2,886,959	$0.85	3.5 years	1,743,113	$1.11

Warrants outstanding
Range of exercise price		Number outstanding
$0.40 - $0.90		7,821,251
$1.00 - $3.75		1,005,179
		8,826,430

On June 30, 2006, the Company completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and expire on June 30, 2008.  While the Company had received the $4,008,000 proceeds and received and accepted the subscription agreements for the private placement as of June 30th, the common shares and warrant certificates were not issued until July 5th.  Therefore the Company has allocated the amounts to the common shares and share purchase warrants on the balance sheet as ‘subscribed but unissued’ as of June 30, 2006.

For additional information regarding our warrants and options, readers should review our Annual Report as of December 31, 2005.
5. Stock based compensation

a)  During the three and six months ended June 30, 2006, the Company recorded stock-based compensation expense of $246,128 and $476,126 related to common shares, stock options and warrants granted to employees and other consultants.

b)  The Company has granted 14,400 and 692,136 options during the three and six months ended June 30, 2006 respectively.  The weighted average estimated fair value at the date of the grant for options granted for the six months ended June 30, 2006 was $0.39.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

			Three months ended June 30, 2006	Three months ended June 30, 2005
Risk-free interest rate			4.25%	3.09%
Volatility factor of the future expected market price			99%	150%
Weighted average expected life of options			3 years	3 years

6. Related party transactions

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,600,000 common shares and 4,600,000 common share purchase warrants representing approximately 26% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company.

As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants and Mr. Wigdale owns 330,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 19% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

7. Subsequent event

On July 26, 2006, the Company completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  The Company will use the net proceeds of that private placement for working capital and for general corporate purposes.

On July 6, Albert Wahbe, a participant in the June 30, 2006 financing, became a director of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at July 26, 2006.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at June 30, 2006 and December 31, 2005 and the unaudited Consolidated Statements of Loss and Deficit and Cash Flows for the three and six months ended June 30, 2006 and 2005 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  Readers should also refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report for the year ended December 31, 2005.  We report our unaudited consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All financial figures are in U.S. dollars unless otherwise noted.

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and services protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005, Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (MASC) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and PC users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

During the first quarter of 2006, RSA Security Inc. entered into a license agreement under which Diversinet will provide mobile device and PC-based software tokens and integrated provisioning services.  The agreement includes licensing, development and revenue-sharing components that will result in revenues of a minimum of $2.2 million to Diversinet over three years.  Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.  Under GAAP, the revenue from this arrangement will be recognized over its term.

On July 26, 2006, the Company completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  The Company will use the net proceeds of that private placement for working capital and for general corporate purposes.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and expire on June 30, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds of that private placement for working capital and for general corporate purposes.  While we had received the $4,008,000 proceeds and received and accepted the subscription agreements for the private placement as of June 30th, the common shares and warrant certificates were not issued until July 5th.  Therefore we have allocated the amounts to the common shares and share purchase warrants on the balance sheet as ‘subscribed but unissued’ as of June 30, 2006.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.

We have incurred operating losses in each of the last nine fiscal years, most recently from our continuing operations of developing security solutions.  We have sustained our business during this period through the sale of common shares in a series of private placements, by raising gross proceeds in the past two years of $2.65 million in December 2004, $2.0 million in September 2005 and most recently by raising $4.0 million in June 2006.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

Operating Results

For the three months ended June 30, 2006, we reported revenue of $477,000 compared to revenue of $330,000 for the quarter ended June 30, 2005.  Revenue for the six months ended June 30, 2006 was $950,000 compared to $684,000 for 2005.  During Q1 2006 we began work on the $695,000 RSA Security development work and we are applying a zero gross margin percentage of completion method for this development agreement, providing us with $348,000 in Q2 ($636,000 for the six months ended June 30, 2006) in both revenues and cost of sales.  During the six months ended June 30, 2006 and 2005 all of our revenues were derived from consulting services.  We continue to focus on the US market; for the three months ended June 30, 2006 we derived 86% (95% for 2005) of our revenues from this marketplace.

Cost of sales for the three months ended June 30, 2006 was $396,000 (or gross margin of 17%) compared with $216,000 (or gross margin of 34%) for the quarter ended June 30, 2005.  Cost of sales for the six months ended June 30, 2006 was $746,000 (or gross margin of 22%) compared with $462,000 (or gross margin of 32%) for the six months ended June 30, 2005.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  The lower margins for 2006 are the result of the RSA Security project being reported on a zero margin basis until the engineering work is complete which is anticipated to occur during the second half of 2006.  Unbilled contract revenues in the amount of $250,000 was recorded to reflect the difference between these costs incurred and the amount invoiced to our client based on the terms of the agreement.

Research and development expenses decreased to $140,000 in the three months ended June 30, 2006 from $304,000 in the three months ended June 30, 2005.  Research and development expenses decreased to $173,000 in the six months ended June 30, 2006 from $581,000 in the six months ended June 30, 2005.  The decrease is in part due to the allocation of certain R&D staff expenses to revenue generating projects.  Starting in Q1 2006, the development department focused a majority of their work effort towards completing modification to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during the first six months of 2006, product development costs of $544,000 (Q1 - $240,000, Q2 - $304,000) were reallocated from research and development to cost of sales.  Costs were further reduced in Q1 of 2006 by $158,000 from the receipt of funds for our scientific research and development claim for the 2004 fiscal year.  The increase in development costs of $294,000 (before the SRED credit and cost of sales allocation) over 2005 was due to an increase of 50% in the head count in this department.

Sales and marketing expenses were $169,000 in the second quarter of 2006 compared to $352,000 in the second quarter of 2005.  Sales and marketing expenses decreased to $400,000 in the six months ended June 30, 2006 from $669,000 in the six months ended June 30, 2005, largely due to a reduction in expenditures relating to the elimination of our Hong Kong office in early 2005.  The decrease is also due in part to the allocation of certain staff expenses to cost of sales for the work effort towards completing modification to our products for RSA Security.  In the past, this department’s time have not been allocated to revenue generating projects.  As a result, during the first six months of 2006, $92,000 (Q1 - $47,000, Q2 - $45,000) was reallocated from sales and marketing expenses to cost of sales.  The overall head count in this department decreased by 58% from June 30, 2005 to June 30, 2006.

General and administrative expenses were $482,000 for the second quarter of 2006 compared to $748,000 incurred during the similar period of 2005.  General and administrative expenses were $1,033,000 for the six months ended June 30, 2006 compared to $1,262,000 incurred during the six months ended June 30, 2005.  Under GAAP the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  For Q2 2006 we recorded $246,000 ($345,000 - 2005) for stock-based compensation expense.  For the six months ended June 30, 2006 we recorded $476,000 ($581,000 - 2005).  Compensation expense decreased by $75,000 for the six months ended June 30, 2006 compared to 2005 from reduced headcount.  Savings of $35,000 were reported in facility costs due to the closure of the Hong Kong and California offices during the first quarter of 2005.

Depreciation and amortization expense in the second quarter of 2006 was $39,000 compared to $177,000 in the second quarter of 2005.  Depreciation and amortization expense for the six months ended June 30, 2006 decreased to $79,000 from $352,000 in the six months ended June 30, 2005.  This is consistent with the reduction in net capital assets.

We reported a loss from discontinued operations of $nil for the six months ended June 30, 2006 compared to a net loss of $147,000 in the prior year’s comparative period.  In February 2005, DSS Software Technologies (“DSS”) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

We reported a net loss of $747,000 for the three months ended June 30, 2006 compared to a net loss of $1,458,000 in the prior year’s second quarter.  The net loss for the six months ended June 30, 2006 was $1,469,000 compared to $2,757,000 for the six months ended June 30, 2005.  The reduced loss during the six months ended June 30th is largely due to increased revenues of $266,000 and reduced expenses of $1,180,000.

Liquidity and Capital Resources

Cash and cash equivalents and short-term investments at June 30, 2006 were $4,213,000 compared with $446,000 at June 30, 2005.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at June 30, 2006 were $nil compared to $906,000 at June 30, 2005.  The net change in cash and cash equivalents and short term investments for the second quarter of 2006 was $3,262,000 compared to ($800,000) for the second quarter of 2005.

The cash usage for Q2 2006 is mainly due to operating activities, which used cash in an amount of $726,000.  At the end of the second quarter of 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for net proceeds of $3,991,000.  Cash used in Q2 2005 is mainly due to operations, which used cash in the amount of $691,000 ($661,000 used by discontinued operations and $30,000 used in continuing operations).

We believe that our cash and cash equivalents and short term investments as at June 30, 2006 of $4,213,000 will be sufficient to meet our short-term working capital requirements for at least the next year.  In the future, we will likely need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate sufficient revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ended June 30, 2006:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss (income) for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
June 30, 2006	477	747	-	747	0.03	0.03
March 31, 2006	473	722	-	722	0.03	0.03
December 31, 2005	159	1,147	(28)	1,029	0.04	0.04
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,068	141	1,299	0.06	0.07
December 31, 2004	419	3,574	592	4,166	0.27	0.31
September 30, 2004	720	736	(76)	660	0.06	0.05
June 30, 2004	611	1,265	82	1,347	0.10	0.11

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related party transactions

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,600,000 common shares and 4,600,000 common share purchase warrants representing approximately 26% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company.

As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants and Mr. Wigdale owns 330,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 19% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts and revenue recognition.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the second quarter of 2006, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 2 to our 2005 audited consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-1 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2006.  We have obtained funding for operations from private placements in June 2006 and in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate sufficient revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult.  All revenue reported in the fiscal year ended June 30, 2006 was for professional services such as engineering services, maintenance and hosting services.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As of June 30, 2006, three customers accounted for 67%, 16%, and 10% of our total revenue.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During the six months ended June 30, 2006, we incurred a portion of our expenses in U.S. dollars, and in 2005, we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financing in June 2006, we have a portion of our cash resources in U.S. dollars and in Canadian dollars.  During 2006 and fiscal 2005 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.